Exhibit 21

Subsidiaries of China Executive Education Corp.

Name of Subsidiary	Jurisdiction of Organization	% Owned
Surmounting Limit Marketing Adviser Limited	Hong Kong	100%
Most Wise Development Limited	Hong Kong	100%
Magic Your Life Mentor Group Limited	Hong Kong	100%
Top Creation International Investment Limited	Hong Kong	100%
Top Wealth Capital Investment Limited	Hong Kong	100%
Hangzhou MYL Business Administration Consulting Co., Ltd.	PRC	100%
Shanghai MYL Business Administration Consulting Co. Ltd.	PRC	100%
Hangzhou MYL Commercial Services Co., Ltd.*	PRC	N/A
Hangzhou Gongshu MYL Training School *	PRC	N/A
* represents variable interest entity (“VIE”)